As filed with the Securities and Exchange Commission on July 13, 2001
                                                              File No. 333-48312
                                                              ------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              FREEWILLPC.COM, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                        522200                       75-2877111
------------------------------  --------------------------   ------------------
(State or jurisdiction of       (Primary Industrial           I.R.S. Employer
incorporation or organization)   Classification Code No.)    Identification No.

        709-B West Rusk, Suite 500, Rockwall, Texas 75087 (972) 772-5930
   ---------------------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                  David McCune
        709-B West Rusk, Suite 500, Rockwall, Texas 75087   (972) 772-5930
 ------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

        Copies to:         Lamberth & Stewart, PLLC
        ---------
                                Attorneys at Law
                     2840 Lincoln Plaza, 500 N. Akard Street
                               Dallas, Texas 75201
                                 (214) 740-4270

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------
Title of Each          Amount        Proposed Maximum    Proposed              Amount of
Class of Securities    To be         Offering Price      Maximum Aggregate     Registration
to be Registered       Registered    Per Share (1)       Offering Price (1)    Fee
--------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                  200,000         $0.25               $  50,000            $269
Maximum                2,000,000         $0.25               $ 500,000            $269
--------------------------------------------------------------------------------------------
Total maximum          2,000,000         $0.25               $ 500,000             $269 (2)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                        INITIAL PUBLIC OFFERING

                                                        PROSPECTUS

                              FREEWILLPC.COM, INC.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                $0. 25 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, David McCune. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 31, 2001 and should we not sell the minimum amount, the funds will promptly be returned to investors, and no interest will be paid on these funds.

The Offering:
                                   Per Share       Minimum      Maximum
                                   ---------       -------      --------
Public Offering Price . . .        $0.25           $50,000      $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------



                      This Prospectus is dated July 25, 2001

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on June 13, 2000 in the State of Nevada. Our executive offices are located at 709-B West Rusk, Suite 500, Rockwall, Texas 75087, and our telephone number is (972) 772-5930. We are engaged in the sale of computers and computer peripheral products over the internet. The funds from this offering will allow us to advertise, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.


THE OFFERING
                                                     Minimum          Maximum
                                                     ---------        ---------
Common stock offered                                   200,000        2,000,000
Total shares outstanding after this offering         4,400,000        6,200,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
                  pay expenses of this offering
                  develop our website to offer more products and better service marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

OUR OPINION FROM OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT HAS A PARAGRAPH THAT STATES THAT WE DO NOT HAVE SUFFICIENT CAPITAL TO CONTINUE AS A GOING CONCERN

         A 'going concern opinion' which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that we do not raise sufficient capital and do not continue as a going concern and the amount you can sell your common stock purchased in this offering is lower than the amount you paid for it.

WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON JUNE 13, 2000, WITH LIMITED ACTIVITY AND LOSSES THAT MAY CONTINUE FOR THE FORESEEABLE FUTURE.

         We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

OUR SOLE OFFICER AND DIRECTOR AT PRESENT SPENDS ONLY FIVE PERCENT (5%) OF HIS TIME ON THE ACTIVITIES OF THE COMPANY, WHICH COULD CAUSE A LACK OF ATTENTION TO THE BUSINESS AND CAUSE THE BUSINESS TO DECLINE OR EVEN BECOME WORTHLESS.

         At the present time, our sole officer spends only five percent (5%) of his time on the activities of the Company. After the offering is complete, he expects to spend more time in order to implement the plan of operations to build the business of the company. There is a risk that he continues to spend only 5% of his time on the activities of the Company, and if this turns out to be the case, the business of the Company could stagnate, decline or even become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

         Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 90.9% (or 64.5% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY.


         Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. The proceeds raised in this offering will be sufficient to fund operations for the next six months since our overhead is low, we don't have to purchase inventory and our primary expenses will be related to advertising and promoting our web site to draw additional customers. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.


WE MAY EXPERIENCE DIFFICULTIES WITH OUR SUPPLIERS, WE MAY EXPERIENCE DELAYS, BE FORCED TO PURCHASE ELSEWHERE AT HIGHER PRICES OR LOSE CUSTOMERS.


         We are dependent on one supplier, Premier Computer Source, Inc., for 100% of our custom built products and others to drop ship peripheral products and are dependent on them to supply them to us on a timely basis. Our agreement with this supplier is not written which we do not consider a risk because the market for these type of services is so competitive, that we could make similar arrangements with other companies, should our current supplier have problems. This supplier is not an affiliate of our company or of our sole officer and director. We do not produce our own products and purchase inventory to ship only after we have received an order. It is possible that events beyond our control may affect the ability of our supplier(s) to deliver merchandise to us or to our customers. Any such event could negatively affect our business since customer orders are often time-sensitive and any delays by our suppliers could cause us to lose customers. If this happens, the value of your investment will decline or could become worthless.

NO PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED; IF THAT HAPPENS, YOU MAY NOT BE ABLE TO SELL THE SHARES PURCHASED IN THIS OFFERING.



         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the net tangible book value of the common stock from the price you pay in this initial offering.

         The net tangible book value of our common stock as of April 30, 2001 was $4,879 or $0.001 per share. Net tangible book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our net tangible book value as of April 30, 2001 would be approximately $38,110 or $0.01 per share, if the minimum is sold, and $471,110 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:



        if the minimum of 200,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.01 per share and an immediate increase in book value per common share to our current stockholders.
        if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.08 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
                                                            Minimum      Maximum
Assumed initial public offering price                        $0.25        $0.25

Net tangible book value as of April 30, 2001                 $0.001       $0.001
Net tangible book value after this offering                  $0.01        $0.08
Increase attributable to new stockholders:                   $0.01        $0.08

Net tangible book value
    as of April 30, 2001 after this offering                 $0.01        $0.08
Decrease to new stockholders                                ($0.24)      ($0.17)
Percentage dilution to new stockholders                         96%          68%

         The following table summarizes on a pro forma basis as of April 30, 2001, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned               paid            share           % paid
-----------------------------------------------------------------------------------------------------------------

Current
shareholders                4,200,000                95.5              $  14,000        $ 0.006            18.9

New investors                 200,000                 4.5              $  50,000        $ 0.25             81.1
                           --------------------------------------------------------------------------------------

Total                       4,400,000                 100.0            $  74,000                          100.0

MAXIMUM OFFERING
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned               paid            share           % paid
-----------------------------------------------------------------------------------------------------------------
Current
shareholders                4,200,000                67.7              $   14,000       $ 0.003             2.7

New investors               2,000,000                32.3              $  500,000       $ 0.25             97.3

                         ----------------------------------------------------------------------------------------
Total                       6,200,000               100.0              $ 514,000                          100.0


                              PLAN OF DISTRIBUTION

         This is a direct participation offering of our common stock and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, David McCune. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. McCune, introduced to Mr. McCune and personally contacted by him or referred to him.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by December 31, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.



                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                    $50,000       $500,000
                                                    Minimum       Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses                 9,500         26,500
Other Offering Expenses                               7,269          7,269
Net Proceeds to Company                              33,231        466,231
                                                   --------      ---------
TOTAL                                              $ 50,000      $ 500,000

The following describes each of the expense categories:

         legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
         other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                                   $50,000       $500,000
                                                   Minimum       Maximum
--------------------------------------------------------------------------------
Development of website                             $  2,500      $ 50,000
Office equipment                                      4,000        46,000
Salaries                                               -0-         78,000
Internet security                                      -0-         27,000
Advertising our website                              19,000       215,000
Expenses in adding new products/services              2,500        30,000
General corporate overhead                            5,231        20,231
                                                   --------      --------
Proceeds to company                                $ 33,231      $466,231

         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on June 13, 2000. Our founder, David McCune is our sole director, officer and employee and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         As well as being a newly formed company, we:
         are controlled by one individual;
         rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability; have limited operating history with little revenue from operations; operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and received a report from our independent certified public accountant who gave us a 'going concern' opinion which means that we do not have sufficient capital or cash flow from operations to show that we can continue as a viable business for the coming year without success from our plan of operations.

         We currently operate the website http//:www.freewillpc.com. We are a web-based retailer of built-to-order personal computers and brand name related peripherals, software, accessories and networking products. We also offer computer consulting and design which will enable us to sell more built to order systems. Our primary target customers are individual end users (IEU), home based business (HBB) owners, and small business owners (SBO). Through an interactive web site, customers have the ability to browse the products offered by Freewill PC and order. We offer a broad selection of approximately 15,000 products targeted for business/home use at competitive prices.

         For custom built computers we depend upon one supplier who we can purchase all the parts for on an as needed basis and therefore we have no inventory for these items. We purchase them as we receive an order, build the computer and then ship the computer. For these computers, we will book the sale when it is shipped and the cost of sales for the amount we pay for the parts to build the computer. For all the peripheral items, we have them drop shipped and record only the profit as revenue for our financial reporting purposes.

Principal Products or Services and Their Markets.
------------------------------------------------

Freewill has two primary product delivery systems:
         For those customers desiring basic technological peripherals and computer related items, they can choose from an on-line catalogue (under development) which we will have drop shipped from a supplier, receiving a "margin" or fee for originating the order.
         We will custom build a computer to the specifications of a customer. The customer "points and clicks" the desired component and we contract for the unit to be built at a negotiated wholesale price. We then purchase the computer and re-sell it at our posted order price.

         We believe the majority of IEU's and HBB's are technologically literate and not only capable but also more disposed to ordering needful technological products over the Internet. This allows the purchaser to transact orders on a 24-hour-a-day, seven-day-a-week basis. We do not incur the overhead expenses generally associated with traditional storefront operations, thus allowing for lower operating costs.

         Customers enter FreewillPC.com through its home page www.freewillpc.com, which contains a listing of product categories that allows for easy exploration of current products and prices. We believe that price, product selection and availability, and service and support are the most important competitive factors in its industry.

Competitive Business Conditions.
-------------------------------

         The direct marketing and sale of personal computers and related products is highly competitive. FreewillPC.com competes with PC Connection, CDW Computer Centers, Inc., Insight Enterprises, Inc. and Micro Warehouse, Inc. We also compete with certain product manufacturers that sell directly to customers, such as Dell Computer Corporation and Gateway 2000, Inc., and more recently Compaq, IBM and Apple; distributors that sell directly to certain customers, such as MicroAge, Inc. and Vanstar Corporation; various cost-plus aggregators, franchisers, and national computer retailers, such as CompUSA, Inc. and Computer City; and companies with an Internet Web site and commercial on-line networks. Additional competition may arise if other new methods of distribution, such as broadband electronic software distribution, emerge in the future.

         We compete not only for customers, but will also in the future compete for favorable product allocations and cooperative advertising support from product manufacturers. Several of our competitors are larger and have substantially greater financial resources than we.

Method of distribution of products and services.
------------------------------------------------

E-business Strategy:
--------------------
         Our marketing strategy is to promote the name FreewillPC and attract buyers to the FreewillPC.com website. To attract users to our website, we have relied on word of mouth and being one of many PC supply companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future proposed marketing programs include the use of strategic purchases of online advertising to place advertisements in areas in which we believe we can reach our target audience

         In addition to the foregoing, we anticipate sales and revenues can be increased by:
         increase in the number and assortment of products carried;
         increase in outbound telemarketing and email marketing campaigns; increased buying prowess of computer users;
         increase in catalog (proposed and under development) circulation; and improvements in inbound telemarketing and email marketing service productivity.

         The key elements of our business strategy includes:
         premium customer service;
         strong brand name and web-based franchise value;
         extensive product selection at competitive prices; and enhanced vendor relationships.

Growth Strategy:
----------------
         Our objective is to be a web-based provider of e-commerce PC related products. Key elements of our growth strategy include:
         partner with industry leaders to quickly acquire customers;
         increase penetration of our existing customer base;
         broaden our product offerings to include higher margin products such as network servers and communications equipment.

         We plan to target a greater number of existing customers: with outbound telemarketing;
         more aggressively pursue first- to-market product offerings;
         provide specialized offerings to targeted segments of our customer base; and increase investments in electronic commerce and Internet related marketing opportunities.

         We believe that the higher projected growth for the direct marketing channel is primarily based on an increased user familiarity with PCs, coupled with the emergence of industry standards and component commonality, and the resultant increase in customer comfort with purchasing products without the need to "touch and feel" them. In addition, broader product offerings, lower prices and greater purchasing convenience that direct marketers generally provide over traditional retail stores and local dealers.

Status  of  product  or  services  based  on  public  information  requiring  an
--------------------------------------------------------------------------------
investment or material assets of the issuer.
-------------------------------------------
         As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Sources and Availability of Raw Material.
----------------------------------------
         We do not use raw material in the traditional definition of the word. All products we sell are "finished" or "component" product.

Dependence on One or a Few Major Customers.
------------------------------------------
         We are not dependent on any one or a few major customers. Our customers are individuals ordering from our web site over the internet.

Need for Governmental Approval of Principal Products or Services.
----------------------------------------------------------------
         We are not aware of any governmental approval requirements to transact this type of business.

Effect of Existing or Probable Governmental Regulations on the Business.
-----------------------------------------------------------------------
         We are not aware of any probable governmental regulations on our business that would affect our operations.

Research and Development.
------------------------
         We have no research and development. We only sell built-to-order computers and computer peripheral equipment. We are not designing or selling anything newly created products.

Costs and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
         We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees.
-------------------
         We have one employee, the President.

Operations and Technology.
-------------------------
         We have built a basic transaction processing system. Our system handles all aspects of the sales process. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace.

Additional information.
----------------------
         We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.


                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:


                                                      $50,000        $500,000
                                                      Minimum         Maximum
--------------------------------------------------------------------------------
Development of website                               $  2,500        $  50,000
Office equipment                                        4,000           46,000
Salaries                                                  -0-           78,000
Internet security                                         -0-           27,000
Advertising for website                                19,000          215,000
Expenses in adding new products/services                2,500           30,000
General corporate overhead                              5,231           20,231
--------------------------------------------------------------------------------
Proceeds to company                                   $33,231        $ 466,231

Following is a discussion of each anticipated/proposed expense identified above:
     If the minimum amount is raised, we will dedicate 5% of the proceeds to further develop our website. Should the maximum be raised, we will dedicate 10% of the proceeds for this purpose. The reason for the greater percentage investment if a lower amount is raised is due to the fact our website is our primary asset and as such requires full operational functionality immediately for us to be competitive. Consequently, as time unfolds, we will invest less in our website both monetarily and as a percentage of revenues as the major investment would already have been made.
     Office equipment, although needful, will be scrutinized based on functional need and business application. Obviously, the more money we have the more flexibility we will have in purchasing office equipment. Salaries will not be paid if the minimum amount is raised. Should the maximum amount be raised, we will acknowledge this as a sign of market acceptance and therefore employ a seasoned and experienced management group to grow the company, beginning with a key executive, which we plan to compensate monetarily.
     Internet security is needful and demanded by consumers. Such security relates to confidentiality with respect to credit information, securing credit card transactions, and maintaining absolute privacy in the purchasing process.
     Typically, in the world of e-commerce, advertising on the "web" and in trade publications is the medium by which we can raise awareness of our company and our website. Consequently, advertising on the Internet is extremely critical to our success and future growth. As a result, we plan to dedicate significant resources to accomplish brand awareness. New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.
     General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

Generating Sufficient Revenue:
------------------------------

The Company plans to generate sufficient revenue by leveraging its existing customer base, expanding and developing its product line, and increasing market penetration. This is planned to be achieved through the following strategies:

     Develop Targeted e-mail Marketing Campaign:
     -------------------------------------------
     Targeted e-mail marketing campaigns are highly focused marketing efforts designed to sell product to a defined demographic group. The design of each campaign includes evaluating and segmenting the target population using personal data, often in combination with demographic screening programs, to estimate the sales potential of different groups. The Company's approach will be to target small businesses and individuals within its local business environment allowing for delivery of product free of delivery charges. This, the Company believes, will give them a competitive advantage. The Company believes that this approach to e-mail marketing campaigns is an effective and efficient means to generate sales revenue.

     Expand Product Line:
     --------------------
     The Company is constantly evaluating personal computer and peripheral products, adding new products as they become available. The Company works closely with its major vendors to identify and source first-to-market product offerings at aggressive and market leading prices. The Company believes it will generate more favorable terms with its vendors as volume increases.

     Customer Segmentation & Targeted Advertising:
     ---------------------------------------------
     The Company seeks to increase its customer base through targeted mailings as well as increasing its penetration in existing customers. The Company has developed an on-line catalog featuring product offerings designed to address the needs of specific customer segments. The Company's web-based catalog will provide detailed descriptions of product offerings, allowing for search and on-line capabilities. The Company believes its target market is electronically savvy and adept and will choose and prefer to shop on-line.

Financing Needs:
----------------
As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. The development of our web site is critical to our success, as it will be our "touch point" with our customer base and therefore our point of contact and delivery. As a result, direction to our web site through on-line advertising will also be critical. As noted, the Company believes it can develop the web site and fund advertising requirements for the six months the Company believes it needs to be cash flow positive. It is the opinion and express intent of the Company to be cash flow positive within six months of operational commencement. The variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised. Future funding requirements will thus be met through Company generated cash flow.

Cash flow positive operations are projected to be achieved within six months of operational commencement. This will be due to the following:

     On-going cash requirements will consist of advertising, utilities, and nominal corporate overhead requirements
     Advertising, the greatest of these costs, is variable and can be "turned on" or "turned off" as needed.
     As there are no carrying costs due to the fact no inventory is carried in stock, the Company essentially operates on a "margin" basis. Consequently, as no product will ever be sold at a loss (all prices are over the negotiated from vendor cost), every sale contributes to on-going cash flow.

As presented, the net proceeds total $33,231 if the minimum offering amount is raised and at this level of funding, we expect to implement our advertising in conjunction with our computer consultation which, coupled with our low overhead, should cause us to be profitable and operationally self sustaining and not need to raise additional capital for operations. The net proceeds total $466,231 if the maximum amount is raised and this would give us the ability, not only to be profitable and self sustaining, but give us additional funds to promote, advertise and sell our products.


We anticipate the minimum funding will be sufficient to satisfy our cash requirements for the next twelve months since our overhead is very low, we do not have to stock inventory, we do not have to pay salaries and our system for filling orders is almost completely automated.


                             DESCRIPTION OF PROPERTY

     Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month. This arrangement started in July 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.

     We also lease space on an internet service provider's server based upon the amount of memory we use.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The directors and officers of the company, their ages and principal positions are as follows:

     Name                      Age            Position
--------------------------------------------------------------------------------
     David McCune              52             President; Secretary and Director

Background of Directors and Executive Officers:

David McCune. Mr. McCune graduated from Southwestern University, Waxahachie, Texas in 1973. Mr. McCune was in the U.S. Air Force for four years 1967-1970 and spent one year in Vietnam 1968-1969 Public speaker for 20 years and has been in the computer leasing business for 9 years. Mr McCune was Vice President of Sales of VAR Resources, Inc., a computer leasing company, from 1991 - 1993. Since that time, Mr. McCune has been a manager of computer leasing companies, working for MC Cambridge, Inc. from 1994 - 1995 and for LCS, LLC from 1996 to present.

     Initially, Mr. McCune will not spend full time on the activities of the company since his current activities would take up some of his time. In addition, the company's activities need very little time since most steps in the business of the company are automated. Mr. McCune's activities include managing a computer leasing business but can devote more and more time to the activities of the company as time goes on since the other employees can take over his functions at the computer leasing company and Mr. McCune can step aside from those responsibilities in a short time. Initially, he expects to spend five hours per week and increase that weekly time as the activities of the company require. Mr. McCune is prepared to devote himself full time to the success of the company.


                     REMUNERATION OF DIRECTORS AND OFFICERS

     Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on June 13, 2000 and has no employment contract with the company.

   Name of Person            Capacity in which he served         Aggregate
Receiving compensation        to receive remuneration           remuneration
--------------------------------------------------------------------------------
     David McCune            President, Secretary              3,500,000 shares
                                  and Treasurer                of common stock

     Mr. McCune received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

     As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     On June 13, 2000 (date of inception), the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

     On June 15, 2000, we entered into an agreement with a company to develop and link our website for which the company received a total of 200,000 shares valued at $10,000 or $0.05 per share.

     As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following: o a director or officer of the issuer; o any principal security holder; o any promoter of the issuer; o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

     The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                        Name and Address            Amount owned
     Title                of Owner                  before offering     Percent
--------------------------------------------------------------------------------
President, Secretary    David McCune                  4,000,000         95.23%
    And Director        709-B West Rusk, Suite 500
                        Rockwall, Texas 75087
                                                      ----------        --------
Total                                                 4,000,000         95.23%

After offering:       Minimum                         4,000,000         90.90%
--------------
                      Maximum                         4,000,000         64.52%

                               SIGNIFICANT PARTIES

        The following table lists the significant parties of the issuer:

Relationship          Name and
to Issuer             business address               Residential address
--------------------------------------------------------------------------------
Officer               David C. McCune
and Director          709-B West Rusk                1335 Champion Drive
                      Suite 500                      Rockwall, Texas 75087
                      Rockwall, Texas 75087

Record owner of       David C. McCune
5% (or more) owner    709-B West Rusk                1335 Champion Drive
of equity securities  Suite 500                      Rockwall, Texas 75087
                      Rockwall, Texas 75087

Beneficial owner of   David C. McCune
5% (or more) owner    709-B West Rusk                1335 Champion Drive
of equity securities  Suite 500                      Rockwall, Texas 75087
                      Rockwall, Texas 75087

Counsel to Issuer     R. Bradley Lambert
                      Lamberth & Stewart, P.L.L.C    1839 S. FM 740
                      2840 Lincoln Plaza             Forney, Texas 75126
                      500 North Akard
                      Dallas, Texas 75201



                            SECURITIES BEING OFFERED

     We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 200,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of April 30, 2001, we had

4,200,000 shares of common stock issued and outstanding.

     Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

     The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

     The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

     We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


     We have retained J.S. Osborn, P.C., as our independent certified public accountant to audit our financial statements for the period from inception on June 13, 2000 to December 31, 2000. We have had no disagreements with him on accounting and disclosure issues.



     Our former accountant resigned on May 11, 2001 because of time constraints, and the board of director appointed J.S. Osborn, P.C. at a meeting on May 15, 2001. No report of the former accountant contained an adverse opinion or disclaimer of opinion or was modified as to certainty, audit scope or accounting principles, except to include a "going concern" paragraph in its opinion. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.



              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     We  have  no   underwriting   agreement  and  therefore  no  provision  for
indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

     Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.


                                     EXPERTS


     The financial statements as of December 31, 2000, and for the period from inception (June 13, 2000) to December 31, 2000 of the company included in this prospectus have been audited by J.S. Osborn, P.C., independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.



                                 DIVIDEND POLICY

     To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 TRANSFER AGENT

     We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                               J. S. OSBORN, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                         17430 CAMPBELL ROAD, SUITE 114
                               DALLAS, TEXAS 75252
                          972-735-0033 FAX 972-735-0035
                               JOSBORN@JSOCPA.COM
                ================================================





                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders of FreewillPC.com, Inc.
Rockwall, Texas

I have audited the accompanying balance sheet of FreewillPC.com, Inc. (A Nevada corporation and A Development Stage Enterprise) as of December 31, 2000 and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period June 13, 2000 (Date of Inception), to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of FreewillPC.com, Inc. as of December 31, 2000, and the results of their operations and their cash flows for the period June 13, 2000 (Date of Inception), to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note-F to the financial statements, the Company incurred a loss for the period, has not generated significant revenues, and has no capital resources. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note-F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  J.S. Osborn, P.C.
-----------------------
     J.S. Osborn, P.C.
     Dallas, Texas
     June 20, 2001

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET
                                DECEMBER 31, 2000


                            ASSETS
                            ------

CURRENT ASSETS:
    Cash                                                                $4,480
                                                                    -----------
     Total Current Assets                                               $4,480

PROPERTY:
    Website (net of $1,945 amortization)                                 8,055
                                                                    -----------
     Total Property                                                      8,055

                                                                    -----------
TOTAL ASSETS                                                           $12,535
                                                                    ===========



             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

LIABILITIES:
    Accounts payable                                                    $6,947
                                                                    -----------
     Total Liabilities                                                   6,947

STOCKHOLDERS' EQUITY:
    Common stock, $0.001 par value; 25,000,000 shares authorized;
         4,200,000 shares issued and outstanding                         4,200
    Additional paid-in-capital                                          10,400
    Deficit accumulated during the development stage                    (9,012)
                                                                    -----------
        Total Stockholders' Equity                                       5,588

                                                                    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $12,535
                                                                    ===========















           See accountant's report and notes to financial statements.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF OPERATIONS
         PERIOD JUNE 13, 2000 (DATE OF INCEPTION), TO DECEMBER 31, 2000


                                                                  June 13, 2000
                                                                     Date of
                                                                    Inception
                                                                       to
                                                                  Dec 31, 2000
                                                                 ---------------

REVENUE:
    Sales                                                                $5,669
                                                                 ---------------
        Total Revenue                                                     5,669


OPERATING EXPENSE:
    Cost of sales                                                         5,008
    Amortization                                                          1,945
    Consulting - related party                                            3,500
    Bank charges                                                             50
    Office expense                                                          115
    Organization costs                                                      963
    Professional fees                                                     2,500
    Rent-related party                                                      600
                                                                 ---------------
        Total Operating Expense                                          14,681

                                                                 ---------------
NET LOSS:                                                               ($9,012)
                                                                 ===============



Basic/diluted weighted average number of shares outstanding           4,199,005
                                                                 ===============

Basic/diluted net loss per share                                         ($0.00)
                                                                 ===============
















           See accountant's report and notes to financial statements.




                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
         PERIOD JUNE 13, 2000 (DATE OF INCEPTION), TO DECEMBER 31, 2000




                                          Common  Stock                     Paid In          Accumulated
                                     Shares            Amount               Capital            Deficit
                                 --------------------------------         -------------    ----------------

Balance,
        June 13, 2000
        (date of inception)                  -0-             -0-                   -0-                 -0-

Shares issued on June 13, 2000 for:
           Cash                          500,000             500
           Services-related party      3,500,000           3,500

       June 15, 2000 for:
           Website development           200,000             200                 9,800

Contributed capital by shareholder:
       Quarter ended September 30                                                  300
       Quarter ended December 31                                                   300

Net Loss                                                                                            (9,012)

                                 --------------------------------         -------------    ----------------
Balance
        December 31, 2000              4,200,000          $4,200               $10,400             ($9,012)
                                 ================================         =============    ================















           See accountant's report and notes to financial statements.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS
         PERIOD JUNE 13, 2000 (DATE OF INCEPTION), TO DECEMBER 31, 2000


                                                                 June 13, 2000
                                                                    Date of
                                                                   Inception
                                                                      to
                                                                 Dec 31, 2000
                                                                ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Loss for the period                                                ($9,012)
    Items not requiring cash:
      Amortization                                                       1,945
      Common stock issued for services                                   3,500
    Changes in working capital:
      Increase in accounts payable                                       6,947
                                                                ---------------
NET CASH PROVIDED FROM OPERATING ACTIVITIES:                             3,380


CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds of common stock issuance                                      500
    Payment of expense by shareholder                                      600
                                                                ---------------
NET CASH PROVIDED FROM FINANCING ACTIVITIES:                             1,100


NET INCREASE IN CASH:                                                   $4,480


CASH AT BEGINNING OF PERIOD:                                                 0


                                                                ---------------
CASH AT END OF PERIOD:                                                  $4,480
                                                                ===============



SUPPLEMENTAL DISCLOSURE:

Non-cash investing activity - the company issued 200,000 shares valued at $0.05 per share for a total of $10,000 for development of its website.
No income taxes paid.
No interest paid.








           See accountant's report and notes to financial statements.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------
History:
--------
The Company was organized June 13, 2000, as a Nevada corporation under the name of FreewillPC.com, Inc. and is in the development stage. The Company's business plan outlines its plan of operations, which is to sell computers and computer peripheral equipment over the internet. Its development activities included the development of the Company's website and advertising its website to encourage borrowers to purchase items over the internet.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Supplier Concentration:
-----------------------
The Company purchased product from only one supplier for its operations for the period presented. Although products are available from other sources, the vendor's inability to supply products in a timely manner could adversely affect the Company's ability to satisfy customer demands.

Revenue Recognition:
--------------------
The Company recognizes revenues from product sales and delivery, net of returns and discounts, when the products are shipped to customers. The company purchases and resells computers and records sales and costs of sales. For the peripheral equipment the Company sells for which it does not take possession of the product, it records as revenue the difference between the purchase price and the sales price of the items.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Capitalized Web Site Development Costs and Software:
----------------------------------------------------
The Company accounts for its web site development costs and internally developed software costs in accordance with Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs and the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. This requires the capitalization of the costs incurred. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it has been placed into service.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.

Year End:
---------
The Company's year-end is December 31.


NOTE B - WEB SITE:
------------------

The Company's primary asset is its web site that is the center of its operational and income-generating activities for which it issued 200,000 shares of common stock valued at $10,000. The cost of the web site is being amortized over three years starting in June 2000, the first month of operation.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock valued at $0.05 per share. Since there was no readily determinable market value for the Company's common stock, the per share price was negotiated and determined by the fair value of services received.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE C - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2000, there were 4,200,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances
----------------------
On June 13, 2000, the Company issued 4,000,000 shares to the President for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock issued at par since it was impossible to determine the fair value of the services. The common stock was issued upon formation of the Company for services performed before, during and after formation of the Company.

On June 15, 2000, the Company issued to an unrelated party 200,000 shares for the development of its website valued at $10,000. The value assigned of to the website development was fair market value but the number of shares issued for this website was negotiated and determined by the Company and the developers of the website since there was no readily determinable market value for the shares. The basis for valuing the shares at $0.05 per share, which is substantially below the offering price per share to the public, is that the developers were giving services in exchange for stock before offering shares to the public and the website was a prerequisite for the Company to start in business which then allowed the Company to offer shares to the public. The value substantially below the public offering price was negotiated since the developers were not guaranteed that the Company would be able to sell stock to the public and no guarantee that the Company would be successful. The value of $0.05 per share is substantially above the price the President paid two days earlier since the President developed the plan for the Company over a period of time, formed the Company, and purchased shares immediately upon formation; the plan included the filing of a registration statement with the U.S. Securities and Exchange Commission to raise funds at $0.25 per share.


NOTE D - INCOME TAXES:
----------------------

The Company had a net operating loss of $9,012 for the period presented. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.
         Operating losses expire:   2020             $8,358

The components of the provision (benefit) for income taxes included in the financial statements as of December 31, 2000 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                             $(9,012)
         Valuation allowance                                            9,012
                                                                      --------
         Total deferred income tax assets                                  -0-
         Total deferred income tax liabilities                             -0-
                                                                      --------
         Net deferred income tax assets                               $    -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                     ( 34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset         34 %
                                                                       --------
         Effective tax rate                                                 0 %

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

In June 2000, the Company issued to its President 4,000,000 shares in consideration for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock was issued at par. In addition, a shareholder is providing office space valued at $100 a month, and is being recorded as contributed paid in capital.


NOTE F - GOING CONCERN:
-----------------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Although the Company did not have negative cash flow from operations, it is a development stage enterprise and has not yet generated significant revenues. The Company has funded its operations to date from the issuance of shares and debt. These matters raise substantial doubt about its ability to continue as a going concern.

The company has minimal capital resources available to offset losses from operating and other obligations expected to be incurred. The continued existence is dependent upon several factors, including its ability to generate significant revenue and to generate operating capital.

Management of the Company is engaged in filing a Form SB-1 registration statement to raise a minimum of $50,000 and a maximum of $500,000 to cover its anticipated expenses and provide working capital.

The Company plans to generate sufficient revenue by:

Develop Targeted e-mail Marketing Campaign:
-------------------------------------------
Targeted e-mail marketing campaigns are highly focused marketing efforts designed to sell product to a defined demographic group. The design of each campaign includes evaluating and segmenting the target population using personal data, often in combination with demographic screening programs, to estimate the sales potential of different groups. The Company's approach will be to target small businesses and individuals within its local business environment allowing for delivery of product free of delivery charges. This, the Company believes, will give them a competitive advantage. The Company believes that this approach to e-mail marketing campaigns is an effective and efficient means to generate sales revenue.

Expand its Product Line:
------------------------
The Company is constantly evaluating personal computer and peripheral products, adding new products as they become available. The Company works closely with its major vendors to identify and source first-to-market product offerings at aggressive and market leading prices. The Company believes it will generate more favorable terms with its vendors as volume increases.

Customer Segmentation & Targeted Advertising:
---------------------------------------------
The Company seeks to increase its customer base through targeted mailings as well as increasing its penetration in existing customers. The Company has developed an on-line catalog, featuring product offerings, designed to address the needs of specific customer segments. The Company's web-based catalog will provide detailed descriptions of product offerings, allowing for search and on-line capabilities.

Accordingly, the Company's continued existence is dependent upon the successful raising of capital, successful results from the Company's plan of operations, or obtaining financing. There can be no assurance that the Company will be successful in its efforts to raise sufficient operating capital, achieve future profitable operations, or obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               FREWILLPC.COM, INC.

                           709-B West Rusk, Suite 500
                              Rockwall, Texas 75087
                                 (972) 772-5930




May 31, 2001


U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549



Dear Sir:


         The accompanying financial statements as of April 30, 2001 and for the four months ended April 30, 2001 have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


Sincerely,


/s/  David McCune
-----------------
     David McCune





                              FREEWILLPC.COM, INC.
                         a Development Stage Enterprise

                                  BALANCE SHEET
                      April 30, 2001 and December 31, 2000

                                    UNAUDITED

                                     ASSETS
                                     ------
                                                                           UNAUDITED
                                                                           Apr 30, 2001          Dec 31, 2000
                                                                         -----------------    -------------------

CURRENT ASSETS:
    Cash                                                                           $1,500                 $4,480

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                                   6,944                  8,055

                                                                         -----------------    -------------------

TOTAL ASSETS                                                                       $8,444                $12,535
                                                                         =================    ===================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable                                                               $3,565                 $6,947

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000 authorized,
         4,200,000 shares issued and outstanding                                    4,200                  4,200
    Additional paid-in-capital                                                     10,800                 10,400
    Deficit accumulated during the development stage                              (10,121)                (9,012)
                                                                         -----------------    -------------------
        Total Stockholders' Equity                                                  4,879                  5,588
                                                                         -----------------    -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $8,444                $12,535
                                                                         =================    ===================


















See accompanying notes                F-1




                              FREEWILLPC.COM, INC.
                         a Development Stage Enterprise

                             STATEMENT OF OPERATIONS
            June 13, 2000 (Date of Inception) to April 30, 2001, and
           June 13, 2000 (Date of Inception) to December 31, 2000, and
                  Four months ended April 30, 2001 (Unaudited)


                                    UNAUDITED

                                                                 June 13, 2000         June 13, 2000
                                                  UNAUDITED         Date of               Date of
                                                 Four months       Inception             Inception
                                                    ended              to                    to
                                                Apr 30, 2001      Dec 31, 2000          Apr 30, 2001
                                              -----------------------------------    -------------------

REVENUE:
    Sales                                                $4,242           $5,669                 $9,911

COST OF SALES:                                            3,297            5,008                  8,305
                                              -----------------------------------    -------------------

GROSS PROFIT                                                945              661                  1,606

OPERATING EXPENSE:
    Amortization                                          1,111            1,945                  3,056
    Consulting - related party                                             3,500                  3,500
    Bank charges                                             40               50                     90
    Office expense                                                           115                    115
    Organization costs & fees                               308              963                  1,271
    Professional fees                                                      2,500                  2,500
    Freight                                                 195                                     195
    Rent - related party                                    400              600                  1,000
                                              -----------------------------------    -------------------
        Total Operating Expense                           2,054            9,673                 11,727

                                              -----------------------------------    -------------------

NET LOSS                                                ($1,109)         ($9,012)              ($10,121)
                                              ===================================    ===================



Weighted average shares outstanding                   4,200,000        4,199,005              4,199,377
                                              ===================================    ===================

Loss per share - basic and diluted                       ($0.00)          ($0.00)                ($0.00)
                                              ===================================    ===================















See accompanying notes                F-2




                              FREEWILLPC.COM, INC.
                           a Development Stage Company

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
           June 13, 2000 (Date of inception) to December 31, 2000, and
                  Four months ended April 30, 2001 (Unaudited)

                                    UNAUDITED



                                          Common  Stock                      Paid In
                                     Shares             Amount               Capital                 Total
                                 ---------------------------------------------------------    -------------------

Balance,
        June 13, 2000
        (date of inception)                  -0-             -0-                      -0-                    -0-

Shares issued on June 13, 2000 for:
           Cash                          500,000             500                                             500
           Services - related party    3,500,000           3,500                                           3,500

       June 15, 2000 for:
           Website development           200,000             200                    9,800                 10,000

Contributed capital by shareholder:
       Quarter ended September 30                                                     300                    300
       Quarter ended December 31                                                      300                    300

Net Loss                                                                                                  (9,012)

                                 ---------------------------------------------------------    -------------------
Balance
        December 31, 2000              4,200,000          $4,200                  $10,400                 $5,588
                                 =========================================================    ===================

Contributed capital by shareholder:
       Four months ended April 30                                                     400                    400

Net Loss                                                                                                  (1,109)

                                 ---------------------------------------------------------    -------------------
Balance
        April 30, 2001                 4,200,000           4,200                   10,800                  4,879
                                 =========================================================    ===================














See accompanying notes                F-3




                              FREEWILLPC.COM, INC.
                           a Development Stage Company

                             STATEMENT OF CASH FLOWS
            June 13, 2000 (Date of Inception) to April 30, 2001, and
           June 13, 2000 (Date of Inception) to December 31, 2000, and
                  Four months ended April 30, 2001 (Unaudited)

                                    UNAUDITED
                                                                                                           UNAUDITED
                                                                                     Period from           Period from
                                                                     UNAUDITED        Inception             Inception
                                                                    Four months    (June 13, 2000)       (June 13, 2000)
                                                                       ended              to                    to
                                                                   Apr 30, 2001      Dec 31, 2000          Apr 30, 2001
                                                                 -----------------------------------    -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                               ($1,109)         ($9,012)              ($10,121)
    Items not requiring cash:
            Amortization                                                     1,111            1,945                  3,056
            Common stock issued for services                                                  3,500                  3,500
    Changes in working capital:
            Increase (decrease) in accounts payable                         (3,382)           6,947                  3,565

                                                                 -----------------------------------    -------------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                    (3,380)           3,380                      0


CASH FLOWS FROM INVESTING ACTIVITIES:                                            0                0                      0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from common stock issuance                                          0              500                    500
    Contributed capital by shareholder                                         400              600                  1,000
                                                                 -----------------------------------    -------------------
    Total cash flows from financing activities                                 400            1,100                  1,500

                                                                 -----------------------------------    -------------------

NET INCREASE IN CASH                                                       ($2,980)          $4,480                 $1,500

CASH, BEGINNING OF PERIOD                                                    4,480                0                      0
                                                                 -----------------------------------    -------------------

CASH, END OF PERIOD                                                         $1,500           $4,480                 $1,500
                                                                 ===================================    ===================



Note:
Non-cash investing activity - the company issued 200,000 shares valued at $0.05 per share for a total of $10,000 for development of its website. No income taxes paid.
No interest paid.












See accompanying notes                F-4

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 2001



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------
History:
-------
The Company was organized June 13, 2000, as a Nevada corporation under the name of FreewillPC.com, Inc. and is in the development stage. The Company's business plan outlines its plan of operations, which is to sell computers and computer peripheral equipment over the internet. Its development activities included the development of the Company's website and advertising its website to encourage borrowers to purchase items over the internet.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. The accompanying financial statements as of April 30, 2001 and for the four months ended April 30, 2001 have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statemens not misleading.

Supplier Concentration:
-----------------------
The Company purchased product from only one supplier for its operations for the period presented. Although products are available from other sources, the vendor's inability to supply products in a timely manner could adversely affect the Company's ability to satisfy customer demands.

Revenue Recognition:
--------------------
The Company recognizes revenues from product sales and delivery, net of returns and discounts, when the products are shipped to customers. The company purchases and resells computers and records sales and costs of sales. For the peripheral equipment the Company sells for which it does not take possession of the product, it records as revenue the difference between the purchase price and the sales price of the items.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 2001


NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------
(CONTINUED):
------------

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Capitalized Web Site Development Costs and Software:
----------------------------------------------------
The Company accounts for its web site development costs and internally developed software costs in accordance with Emerging Issues Task Force 00-2, Accounting for Web Site Development Costs and the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or
Obtained for Internal Use. This requires the capitalization of the costs incurred. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it has been placed into service.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.

Year End:
---------
The Company's year-end is December 31.


NOTE B - WEB SITE:
------------------

The Company's primary asset is its web site that is the center of its operational and income-generating activities for which it issued 200,000 shares of common stock valued at $10,000. The cost of the web site is being amortized over three years starting in June 2000, the first month of operation.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock valued at $0.05 per share. Since there was no readily determinable market value for the Company's common stock, the per share price was negotiated and determined by the fair value of services received.

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 2001


NOTE C - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At April 30, 2001, there were 4,200,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances
----------------------
On June 13, 2000, the Company issued 4,000,000 shares to the President for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock issued at par since it was impossible to determine the fair value of the services. The common stock was issued upon formation of the Company for services performed before, during and after formation of the Company.

On June 15, 2000, the Company issued to an unrelated party 200,000 shares for the development of its website valued at $10,000. The value assigned of to the website development was fair market value but the number of shares issued for this website was negotiated and determined by the Company and the developers of the website since there was no readily determinable market value for the shares. The basis for valuing the shares at $0.05 per share, which is substantially below the offering price per share to the public, is that the developers were giving services in exchange for stock before offering shares to the public and the website was a prerequisite for the Company to start in business which then allowed the Company to offer shares to the public. The value substantially below the public offering price was negotiated since the developers were not guaranteed that the Company would be able to sell stock to the public and no guarantee that the Company would be successful. The value of $0.05 per share is substantially above the price the President paid two days earlier since the President developed the plan for the Company over a period of time, formed the Company, and purchased shares immediately upon formation; the plan included the filing of a registration statement with the U.S. Securities and Exchange Commission to raise funds at $0.25 per share.


NOTE D - INCOME TAXES:
----------------------

The Company had a net operating loss of $9,012 for the period presented. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.
         Operating losses expire: 2020        $9,012
         Operating losses expire: 2021        $1,109

The components of the provision (benefit) for income taxes included in the financial statements as of April 30, 2001 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                        $(10,121)
         Valuation allowance                                       10,121
                                                                 ---------
         Total deferred income tax assets                             -0-
         Total deferred income tax liabilities                        -0-
         Net deferred income tax assets                          $    -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                               ( 34)%
         Increase (decrease) in rates resulting from:
           Change in valuation allowance for deferred tax asset      34 %
                                                                 ---------
         Effective tax rate                                           0  %

                              FREEWILLPC.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 2001

NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

In June 2000, the Company issued to its President 4,000,000 shares in consideration for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock was issued at par. In addition, a shareholder is providing office space valued at $100 a month, and is being recorded as contributed paid in capital.


NOTE F - GOING CONCERN:
-----------------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Although the Company did not have negative cash flow from operations, it is a development stage enterprise and has not yet generated significant revenues. The Company has funded its operations to date from the issuance of shares and debt. These matters raise substantial doubt about its ability to continue as a going concern.

The company has minimal capital resources available to offset losses from operating and other obligations expected to be incurred. The continued existence is dependent upon several factors, including its ability to generate significant revenue and to generate operating capital.

Management of the Company is engaged in filing a Form SB-1 registration statement to raise a minimum of $50,000 and a maximum of $500,000 to cover its anticipated expenses and provide working capital.

The Company plans to generate sufficient revenue by:

Develop Targeted e-mail Marketing Campaign:
-------------------------------------------
Targeted e-mail marketing campaigns are highly focused marketing efforts designed to sell product to a defined demographic group. The design of each campaign includes evaluating and segmenting the target population using personal data, often in combination with demographic screening programs, to estimate the sales potential of different groups. The Company's approach will be to target small businesses and individuals within its local business environment allowing for delivery of product free of delivery charges. This, the Company believes, will give them a competitive advantage. The Company believes that this approach to e-mail marketing campaigns is an effective and efficient means to generate sales revenue.

Expand its Product Line:
------------------------
The Company is constantly evaluating personal computer and peripheral products, adding new products as they become available. The Company works closely with its major vendors to identify and source first-to-market product offerings at aggressive and market leading prices. The Company believes it will generate more favorable terms with its vendors as volume increases.

Customer Segmentation & Targeted Advertising:
---------------------------------------------
The Company seeks to increase its customer base through targeted mailings as well as increasing its penetration in existing customers. The Company has developed an on-line catalog, featuring product offerings, designed to address the needs of specific customer segments. The Company's web-based catalog will provide detailed descriptions of product offerings, allowing for search and on-line capabilities.

Accordingly, the Company's continued existence is dependent upon the successful raising of capital, successful results from the Company's plan of operations, or obtaining financing. There can be no assurance that the Company will be successful in its efforts to raise sufficient operating capital, achieve future profitable operations, or obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation must not be relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.



           TABLE OF CONTENTS
Prospectus Summary                                                          2
Risk Factors                                                                3
Forward Looking Statements                                                  5
Dilution                                                                    5
Plan of Distribution                                                        7
Use of Proceeds                                                             7
Description of Business                                                     8
Plan of Operations                                                          12
Description of Property                                                     15
Director's, Executive Officers and Significant Employees                    15
Remuneration of Officers and Directors                                      15
Interest of Management and Others in Certain Transactions                   16
Principal Shareholders                                                      16
Significant Parties                                                         17
Securities Being Offered                                                    17
Relationship with Issuer of Experts Named in Registration Statement         18
Legal Proceedings                                                           18
Changes In and Disagreements with Accountants on Accounting
     and Financial Disclosure                                               18
Disclosure of Commission Position of Indemnification for
     Securities Act Liabilities                                             18
Legal Matters                                                               19
Experts                                                                     19
Dividend Policy                                                             19
Transfer Agent                                                              19
Financial Statements                                                        F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

     All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

     The  following  table sets forth a  reasonable  itemized  statement  of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                        Minimum      Maximum
                                                       ----------------------
        SEC Registration Fee                           $    269     $     269
        Printing and Engraving Expenses                   2,000        19,000
        Legal Fees and Expenses                           5,000         5,000
        Edgar Fees                                        1,800         1,800
        Accounting Fees and Expenses                      2,500         2,500
        Blue Sky Fees and Expenses                        5,000         5,000
        Miscellaneous                                       200           200
                                                       ---------    ---------
                  TOTAL                                $ 16,769     $  33,769

Item 15.          Recent Sales of Unregistered Securities

        The Company sold on June 13, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during June 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

        The Company issued 200,000 shares on June 15, 2000 to a company in consideration for building and developing the website. This stock was valued at $10,000 or $0.125 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on June 15, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.125 per share or a total of $25,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:


Exhibit No.                   Identification of Exhibit
   3.1*  -      Articles of Incorporation
   3.2*  -      By Laws
   4.2*  -      Specimen Stock Certificate
  10.4*  -      Subscription Escrow Agreement
  10.6*  -      Form of Subscription Agreement
  10.8*  -      Website Development Agreement
  16.0   -      Letter of Resignation of Former Account
  23.1   -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  23.2*  -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law
  23.3   -      Consent of J.S. Osborn, P.C., Certified Public Accountant



* Filed previously

Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                               FreewillPC.com, Inc.


                                               By:  /s/ David McCune
                                                    ---------------------------
                                                        David McCune, President



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                      Title                              Date
------------------------       ---------------------              ------------

/s/  David McCune
--------------------
     David McCune              President, Secretary,
                               Treasurer; Director                July 13, 2001